As confidentially submitted to the U.S. Securities and Exchange Commission on February 11, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission.

All information herein remains strictly confidential.

File No. 001-[    ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

BioKey (Cayman), Inc.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	93-3535498
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

44370 Old Warm Springs Blvd. Fremont, CA, United States	94538
(Address of Principal Executive Offices)	(Zip Code)

(845) 291-1291 (Registrant’s telephone number, including area code)

Copies to:

T.S. Jiang 44370 Old Warm Springs Blvd. Fremont, CA, United States (510)-668-0881

Securities to be Registered Pursuant to Section 12(b) of the Act:

None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered

Ordinary Shares, par value $0.0001

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☒

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act: ☐

BIOKEY (CAYMAN), INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN ITEMS OF FORM 10

AND THE ATTACHED INFORMATION STATEMENT.

This Registration Statement on Form 10 of BioKey (Cayman), Inc., a Cayman Islands exempted company with limited liability (the “Registrant” or “BioKey Cayman”), incorporates by reference information contained in the information statement of BioKey Cayman filed as Exhibit 99.1 hereto (the “Information Statement”). None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business

The information required by this item is contained under the sections “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions,” “Where You Can Find More Information” and “Index to Combined Financial Statements” and in the financial statements referenced in the information statement. Those sections are incorporated herein by reference.

Item 1A. Risk Factors

The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.

Item 2. Financial Information

The information required by this item is contained under the sections “Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Information Statement. Those sections are incorporated herein by reference.

Item 3. Properties

The information required by this item is contained under the section “Business—Properties and Facilities” of the Information Statement. This section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is contained under the section “Security Ownership of Certain Beneficial Owners and Management” of the Information Statement. The section is incorporated herein by reference.

Item 5. Directors and Executive Officers

The information required by this item is contained under the section “Management and Board of Directors” of the Information Statement. The section is incorporated herein by reference.

Item 6. Executive Compensation

The information required by this item is contained under the sections “Management and Board of Directors” and “Executive Compensation” of the Information Statement. Those sections are incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is contained under the sections “Management and Board of Directors and “Certain Relationships and Related Party Transactions” of the Information Statement. Those sections are incorporated herein by reference.

Item 8. Legal Proceedings

The information required by this item is contained under the section “Business—Legal Proceedings” of the Information Statement. This section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

The information required by this item is contained under the sections “The Spin-Off,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management,” and “Description of Our Capital Stock” of the Information Statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

None.

Item 11. Description of Registrant’s Securities to be Registered

The information required by this item is contained under the section “Description of Our Capital Stock” of the Information Statement. The section is incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

The information required by this item is contained under the sections “Description of Our Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements with ABVC BioPharma, Inc. —Separation and Distribution Agreement” of the Information Statement. Those sections are incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

The information required by this item is contained under the sections “Selected Historical and Unaudited Pro Forma Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Index to Consolidated Financial Statements” and the financial statements referenced therein beginning on page F-1 of the Information Statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

a.	Financial Statements and Exhibits

The information required by this item is contained under the section “Index to Consolidated Financial Statements” and the financial statements referenced therein beginning on page F-1 of the Information Statement. This section is incorporated herein by reference.

b.	Exhibits.

The following documents are filed as exhibits hereto:

Exhibit	Description
2.1	Form of Separation and Distribution Agreement between ABVC BioPharma, Inc., and the Registrant *†

3.1	Form of Certificate of Incorporation of BioKey (Cayman), Inc. *

3.2	Form of Memorandum and Articles of Association of BioKey (Cayman), Inc. *

10.1	Form of Transition Services Agreement between ABVC BioPharma, Inc., and the Registrant *

10.2	Form of Tax Matters Agreement between ABVC BioPharma, Inc., and the Registrant *

10.3	Form of Indemnification Agreements for Directors and Officers of the Registrant *

10.4	Form of Employment Agreement between the Registrant and Executive Officers *

10.5	Form of 2026 Equity Incentive Plan of Registrant *

10.6	Share Transfer Agreement by and between BioKey (Cayman), Inc. and ABVC BioPharma, Inc., dated May 10, 2025 *

10.7	Supply and Distribution Agreement by and between Biokey, Inc. and Define Biotech Co., Ltd., dated December 6, 2021*

10.8	Licensing Agreement by and between Biokey, Inc. and Define Biotech Co., Ltd., dated December 6, 2021*

21.1	List of Subsidiaries *

99.1	Information Statement of BioKey (Cayman), Inc., preliminary and subject to completion, dated February 11, 2026.

99.2	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.

†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Separation Agreement have been omitted. BioKey (Cayman), Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BioKey (Cayman), Inc.

By:	/s/ T.S. Jiang
Name:	T.S. Jiang
Title:	Chief Executive Officer

Dated: February 11, 2026

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